Filed by The Quaker Oats Company
                                Pursuant to Rule 425 under the Securities Act of
                                   1933 and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                        Subject Company: The Quaker Oats Company
                                                  Commission File No.: 001-00012


Safe Harbor Statement

This release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectation and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about future financial operating results and benefits of the pending merger between PepsiCo, Inc. and The Quaker Oats Company. Factors that could cause actual results to differ materially from those described herein include: the inability to obtain shareholder or regulatory approvals; actions of the U.S., foreign and local governments; the inability to successfully integrate the businesses of PepsiCo, Inc. and The Quaker Oats Company; costs related to the merger; the inability to achieve cost-cutting synergies resulting from the merger; changing consumer or marketplace trends: and the general economic environment. Neither PepsiCo, Inc. nor The Quaker Oats Company is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

On January 9, 2001, PepsiCo filed a joint proxy statement/prospectus in connection with its proposed merger with The Quaker Oats Company. On March 13, 2001, PepsiCo and The Quaker Oats Company jointly prepared and filed an amendment to the joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by PepsiCo free of charge by requesting them in writing from PepsiCo, Inc., 700 Anderson Hill Road, Purchase, New York 10577, Attention: Secretary, or by telephone at (914) 253-2000. You may obtain documents filed with the SEC by Quaker Oats free of charge by requesting them in writing from The Quaker Oats Company, 321 North Clark Street, Chicago, Illinois 60610, Attention: Corporate Secretary, or by telephone at (312) 222-7111.

PepsiCo and Quaker Oats, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of PepsiCo and Quaker Oats in connection with the merger. Information about the directors and executive officers of PepsiCo and their ownership of PepsiCo shares is set forth in the proxy statement for PepsiCo's 2000 annual meeting of shareholders. Information about the directors and executive officers of Quaker Oats and their ownership of Quaker Oats stock is set forth in the proxy statement for Quaker's 2000 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when its becomes available.

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The following communication will be disseminated to employees of The Quaker Oats
Company in its Midday Electronic Newsletter.

QUAKER SHAREHOLDERS TO VOTE ON PEPSICO MERGER NEXT TUESDAY. . . Shareholders of The Quaker Oats Company will meet at 9 a.m. next Tuesday, May 1, at Chicago's Bank One Plaza to vote on the proposed merger of Quaker and PepsiCo. The merger is the only item on the agenda for the special meeting. In related merger development news, Canadian officials this week notified Quaker and PepsiCo that they had approved the pending merger.